

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2011

Jarnes Khorozian
President
Charlie GPS Inc.
101 Ridge Rd
North Arlington, NJ 07031

> **Re: Charlie GPS Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 9, 2011**
> **File No. 333-172685**

Dear Mr. Khorozian:

We have reviewed your responses to the comments in our letter dated April 5, 2011 and have the following additional comments.

General

1. We note your response to our prior comment two; however, please also revise your Table of Contents to include the Market for Common Equity and Related Stockholder Matters and Dividend Policy sections.

2. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Registration Statement Cover Page

3. We note your response to our prior comment five. Please revise the cover page to include the language "exact name of registrant as specified in its charter" under your name. Please refer to Form S-1.

Prospectus Cover Page

4. We note your response to our prior comment eight and your disclosure about the duration of the offering "subject to Company's ability to extend the offering as provided below." We also note that you provide no description of an extension and state that there will be no extensions to the offering on page 5. Please revise for consistency or advise.

5. We note your response to our prior comment nine and reissue in part. Please also revise your disclosure on page 9 as it relates to your intent to limit the distribution of securities to friends, family members and business acquaintances or advise.

Prospectus Summary, page 5

6. We note your disclosure regarding the $80 connection fee per year. Please clarify if this is the same as the $80 SIM card or revise your disclosure here to clarify this.

Risk Factors, page 6

Risks associated [with] our business, page 6

We are solely dependent on the funds to be raised, page 6

7. Please delete the phrase "(provided that we are not required to raise any minimum amount of funding in the offering)" as you state on the cover page that there is no minimum offering amount or advise.

We are a development stage company, page 6

8. We note your response to our prior comment 15 and reissue in part. You continue to refer to new car rental companies; however, you do no appear to be involved in the business of rental cars. Please advise or revise.

Use of Proceeds, page 11

9. We note your revision in response to our prior comment 16. Please also revise the lead in paragraph, third sentence, to indicate that the table contains the uses of proceeds assuming the sale of 25%, 50%, 75% and 100% of the securities offered for sale by the Company.

10. Add here the disclosure that you have elsewhere that Mr. Khorozian has no formal commitment, arrangement or legal obligation to advance or loan funds to the company.

Set Up Our Own Server, page 14

11. We note your response to our prior comment 26; however, you have not revised your total costs in this step to include more than one month cost to maintain internet security. Please advise or revise.

Results of operations, page 15

12. In the second sentence, please revise to clarify that it is your belief that Shenzhen
Tianling had the best price and quality at the time.

Revenue and Cost per Each GPS Unit, page 20

13. We note your response to our prior comment 40 and reissue in part. Please delete the
language "this will keep us profitable" because you are not profitable at this time or
advise.

Government Regulation, page 21

14. Please expand your disclosure to discuss the effect of government regulations on your
business. See Item 101(h)(4)(ix) of Regulation S-K. How will you ensure your products
are certified by the FCC, for instance?

Signatures, page 52

15. We note your response to our prior comment 48 and reissue in part. Please revise the
language in the second paragraph of this section to conform to the language provided in
Form S-1.

Exhibit 5.1

16. Please refer to the fourth paragraph. Please delete the first sentence of the paragraph,
which appears to assume elements of the shares being validly issued, which part of the
legal opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc (via fax): David M. Loev, Esq.
(713) 524-4122